THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

March 24, 2011

EDGAR CORRESPONDENCE

Linda B. Stirling, Esq.

U.S. Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to the Staff’s comments received March 1st with respect to Post-Effective Amendment No. 157 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, Auer Growth Fund (the “Fund”). We have addressed each of the Staff’s comments as described below.

Summary Prospectus

Comment: In the footnote to the Fee Table, confirm that the fee waiver will continue through the coming fiscal year, and also disclose whether the adviser has the ability to recoup any expenses paid on behalf of the Fund.

Response: As requested, we have revised this footnote as underlined below:

The Fund’s adviser contractually has agreed to waive its management fee and/or reimburse certain operating expenses so that total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); taxes; any 12b-1 fees; any indirect expenses (such as fees and expenses of acquired funds); and extraordinary litigation expenses, do not exceed 1.95% of the Fund’s average daily net assets through July 31, 2012. Any waiver or reimbursement by the adviser is subject to repayment by the Fund within three fiscal years; provided that the Fund is able to make the repayment without exceeding the 1.95% expense limitation. This expense cap may not be terminated prior to this date except by the Board of Trustees.

Comment: In the Appendix at the end of the Prospectus, confirm that the Auer Growth Composite’s performance of private accounts managed by the Fund’s portfolio managers meets the eligibility criteria established in the SEC’s no-action letter to Bramwell Growth Fund. In the next filing, include a copy of the accountant’s consent to include its report in the Fund’s prospectus. Supplementally, confirm that there were no sales loads that should have been deducted, and also confirm that the 1.95% advisory fee deducted from the private accounts’ performance is no less than the Fund’s fees and expenses.

Response: The Fund’s adviser has requested that we confirm to the SEC staff the following:

1.	The Composite includes all private accounts that were managed by the Fund’s portfolio managers using the same investment strategy that they use to manage the Fund;

2.	The private accounts included in the Composite were closed, and their assets were invested in the Fund, on the date that the Fund commenced operations; and no other similar private accounts are managed by the adviser. The Fund is the only advisory client of the adviser;

3.	The Fund’s portfolio managers were primarily responsible for the day-to-day management of the private accounts and no other person played a significant role in managing the private accounts;

4.	The private accounts included in the Composite had investment objectives and investment policies and strategies that were substantially similar in all material respects to those of the Fund; and

5.	The 1.95% fee deducted from the private accounts’ performance is equal to (or less than) the fees and expenses of the Fund. The adviser has agreed to waive its advisory fee and to cap certain operating expenses of the Fund so that total operating expenses do not exceed 1.95% as described in response to comment #1 above. The Fund is “no load” and therefore no sales loads were deducted from the performance of the Composite. The Trust’s administrator has advised us that the Fund’s expense ratio for the prior fiscal year was 1.73%.

We also represent that the consent of Ashland Partners & Co. LLP to include their report in the Appendix to the Fund’s prospectus has been prepared, and the consent will be filed in the next PEA.

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We trust that our responses satisfactorily resolve the issues raised by the Staff. If not, please let us know and we will respond promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjögren